CORRESP

SEWARD & KISSEL LLP ONE BATTERY PARK PLAZA NEW YORK, NEW YORK 10004 TELEPHONE: (212) 574-1200 FACSIMILE: (212) 480-8421 WWW.SEWKIS.COM 901 K STREET, NW WASHINGTON, DC 20001 TELEPHONE: (202) 737-8833 FACSIMILE: (202) 737-5184

May 9, 2022

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers & Acquisitions

100 F Street, N.E.

Washington, D.C. 20549

Re:         ENDI Corp.
Amendment No. 2 on Registration Statement on Form S-4
Filed May 9, 2022
File No. 333-262505

Dear Ms. Bednarowski:

Reference is made to the registration statement on Form S-4 (the “S-4) of ENDI Corp. (the “Company” or “New Parent”) that was initially filed with the U.S. Securities and Exchange Commission (the “Commission”) on February 3, 2022, and subsequently amended and filed on March 25, 2022 (the “Amendment No. 1 to the S-4”). By letter dated April 18, 2022 (the “Comment Letter”), the staff of the Commission (the “Staff”) provided the Company with its comments to the Amendment No. 1 to the S-4. Amendment No. 2 to Form S-4 (the “Amendment No. 2 to the S-4”), which responds to the Staff’s comments contained in the Comment Letter, is today being publicly filed by the Company with the Commission via EDGAR.

On behalf of the Company, we respond to the Staff’s comments contained in the Comment Letter as set forth below. The following numbered paragraphs correspond to the numbered comments in the Comment Letter. Any capitalized terms used herein but not defined shall have the meaning ascribed to them in Amendment No. 2 to the S-4.

Amendment No. 2 on Registration Statement on Form S-4

General

1.	Please provide updated consents from the independent accountants in your next amendment.

In response to the Staff’s comment, the Company has provided updated consents from the independent accountants included in the Amendment No. 2 to the S-4.

2.

Please refer to comment 46. Please revise your Form S-4 and Enterprise Diversified, Inc.’s next Form 10-Q to describe your current plans to remediate the material weaknesses including the steps remaining to be taken and their estimated timing.

In response to the Staff’s comment, the Company respectfully advises the Staff that in order to remediate ENDI’s identified material weaknesses, ENDI expects to use a multi-phased approach. In the first phase of the project, ENDI expects to work with a third-party professional consultant to prepare formal documentation for its internal controls over financial reporting, which may include: an entity level controls assessment, an IT general controls assessment, and process area flowcharts where necessary. ENDI will aim to complete this phase of the process by August 31, 2022. In phase two of this approach, ENDI expects to use its control documentation to identify ineffectively designed and/or control gaps and work to remediate them. ENDI will aim to complete phase two of the project by October 31, 2022, pending the successful completion of phase one. Finally, in phase three of the project, ENDI expects to design a systematic monitoring plan to sufficiently test its new key controls over the course of future reporting periods. ENDI will aim to complete phase three of the project by December 31, 2022, pending the successful completion of phase two. The Company has revised the Amendment No. 2 to the S-4 to include the Company’s current plan described above. Please see “Risk Factors- CrossingBridge Advisors, LLC (“CBA”) and Enterprise Diversified, Inc. (“ENDI”) may experience difficulties, unexpected costs and delays in integrating their businesses, business models and cultures and New Parent may not realize synergies, efficiencies or cost savings from the Business Combination” on page 22 of the Amendment No. 2 to the S-4.

3.

Refer to page 31 of the Enterprise Diversified, Inc. Form 10-K for the fiscal year ended December 31, 2021. We note that Willow Oak no longer holds any remaining investment in Alluvial Fund, L.P. at December 31, 2020. Please revise to present gains on investment activity as realized, as appropriate.

In response to the Staff’s comment, the Company has revised the Asset Management Operations Revenue table on pages 64 and 120 of Amendment No. 2 to the S-4 to clarify the timing and status of ENDI’s gains on investment activity related to Alluvial Fund, L.P., specifically, ENDI’s unrealized investment activity recognized in periods ending prior to December 31, 2021, and realized investment activity recognized during the period ended December 31, 2021.

4.      Refer to your response to comment 43. Please include the financial statements for Enterprise Diversified and ENDI Corp. in your registration statement.

In response to the Staff’s comment, the Company has revised the Amendment No. 2 to the S-4 to include the financial statements for Enterprise Diversified Inc. The Company respectfully advises the Staff that the audited opening balance sheet of ENDI Corp. as of December 23, 2021 (date of inception) will be included in the next amendment to the S-4.

5.

We note your response to comment 6 and reissue the comment. Please provide us your analysis regarding whether or not New Parent qualifies as an emerging growth company. In doing so please consider the applicability of Generally Applicable Questions on Title I of the JOBS Act, Question and Answer (24) and (47). In addition provide your analysis as to why you have “previously taken the position that Enterprise Diversified Inc. does not constitute an emerging growth company.”

In response to the Staff’s comment, the Company respectfully advises the Staff that pursuant to the Jumpstart Our Business Startups Act of 2012, as amended, and the Staff’s publication of “Generally Applicable Questions on Title I of the JOBS Act, Question and Answer (24)”, because the predecessor entity, ENDI, is not eligible to be an emerging growth company because its first sale of common equity securities occurred on or before December 8, 2011, then its successor, New Parent, is similarly not eligible to be an emerging growth company. Pursuant to “Generally Applicable Questions on Title I of the JOBS Act, Question and Answer (2)”, the “first sale of common equity securities” in the JOBS Act includes offering common equity pursuant to an employee benefit plan on a Form S-8 as well as a selling shareholder’s secondary offering on a resale registration statement. The Company did sell shares pursuant to a registration statement on Form S-8 filed with the Commission on or around November 30, 2000 and registered shares of selling stockholders for resale pursuant to registration statements filed with the Commission on or around June 20, 2000 and February 12, 2001, respectively. The Company has reviewed “Generally Applicable Questions on Title I of the JOBS Act, Question and Answer (47)”, and does not believe that the application of the 5-year measurement date to ENDI Corp. would be applicable here because “Generally Applicable Questions on Title I of the JOBS Act, Question and Answer (24)” is implicated for the reasons set forth above.

Cover Page

6.

Refer to your response to comment 7. Please revise your disclosure on the cover page to state the number of shares of New Parent Class B Common stock that the CBA Member will receive in connection with the Merger as well as the aggregate price and the price per share of the 100,000 shares of New Parent Class A Common Stock that the CBA Member will purchase immediately after Closing. In addition, please revise the cover page of your prospectus and the Question and Answer section to disclose the number of shares of New Parent that the ENDI directors and officers and the non-affiliated ENDI stockholders will receive as well as the cash value of the consideration that the ENDI directors and officers will receive in connection with the Merger and that the non-affiliated ENDI stockholders will receive in connection with the Merger.

In response to the Staff’s comment, the Company has revised the cover page of the Amendment No. 2 to the S-4 to disclose the number of shares of New Parent Class B Common stock that the CBA Member will receive in connection with the Merger, as well as the price per share of the 100,000 shares of New Parent Class A Common Stock that the CBA Member will purchase immediately after Closing. The Company respectfully advises the Staff that the price per share of the 100,000 shares of New Parent Class A Common Stock is to be calculated pursuant to a formula set forth in the Amendment No. 2 to the S-4 and therefore, the Company cannot provide an aggregate price, but the Company has disclosed the formula pursuant to which the price will be calculated.

Additionally, the Company has disclosed the number of shares of New Parent that the ENDI directors and officers and the non-affiliated ENDI stockholders will receive, as well as the cash value of the consideration that the ENDI directors and officers will receive in connection with the Merger, and that the non-affiliated ENDI stockholders will receive in connection with the Merger. Please see the Cover Page as well as “What equity stake will current ENDI stockholders, officers, directors, and the CBA Member have in New Parent?” on page 5 of the Amendment No. 2 to the S-4.

Questions and Answers
What are the rights of holders of New Parent Class A Common Stock . . . ., page 2

7.

Refer to your response to comment 8. Please expand your description regarding New Parent Common Stock here to disclose that holders of New Parent Class B Common Stock, voting together as a single class, have the right to designate up to sixty percent of the total size of the board of directors for so long as the holders of New Parent Class B Common Stock own at least twenty-five percent of the outstanding shares of Common Stock of New Parent, (ii) the right to designate up to forty percent of the total size of the board of directors for so long as the holders of New Parent Class B Common Stock own at least fifteen percent but less then twenty-five percent of the outstanding shares of Common Stock of New Parent, and (iii) the right to designate one director for so long as the holders of New Parent Class B Common Stock own at least five percent of the outstanding shares of Common Stock of New Parent.

In response to the Staff’s comment, the Company has revised the Q&A to expand on the description of the rights of holders of New Parent Class B Common Stock in accordance with the Staff’s comment. Please see “What are the rights of holders of New Parent Class A Common Stock and New Parent Class B Common Stock” on page 2 of the Amendment No. 2 to the S-4.

What factors did the ENDI Board of Directors consider . . . ., page 3

8.

Refer to your response to comment 9. Please expand this question and answer to provide the context for the board’s decision to approve the Merger Agreement by explicitly stating that (i) ENDI had total assets of $14,857,180 as of December 31, 2020 as compared to CBA’s total assets of $2,603,301 as of December 31, 2020, (ii) ENDI had revenues of $5,247,732 for the fiscal year ended December 31, 2020 as compared to CBA’s revenues of $3,061,088 for the fiscal year ended December 31, 2020, (iii) ENDI had net income of $3,279,404 for the fiscal year ended December 31, 2020 as compared to CBA’s net income of $1,088,142 for the fiscal year ended December 31, 2020, (iv) David Sherman will have control of the New Parent with approximately 65.1% ownership of the total shares outstanding, (v) David Sherman will be the CEO and a director of New Parent, and (vi) David Sherman, pursuant to the terms of the Stockholder Agreement and New Parent’s certificate of incorporation, will be able to designate 60% of the directors so long as he holds at least 25% of New Parent’s Common Stock. In addition, please explain the reasons for the Voting Agreement, the Stockholders Agreement and the Services Agreement.

In response to the Staff’s comment, the Company has expanded the Q&A by explicitly stating items (i)-(vi) requested by the Staff above. Additionally, the Company has included language to explain the reasons for the Voting Agreement, the Stockholders Agreement and the Services Agreement. Please see “What factors did the ENDI Board of Directors consider in reaching its decision to approve the Merger Agreement and the transactions contemplated thereby?” on page 3 of the Amendment No. 2 to the S-4.

9.	Refer to your response to comment 10. Please revise to provide the total aggregate estimated costs associated with the Business Combination and other transactions contemplated by the Merger Agreement.

In response to the Staff’s comment, the Company has revised the Q&A to include the total aggregate estimated costs associated with the Business Combination and other transactions contemplated by the Merger Agreement. Please see “What factors did the ENDI Board of Directors consider in reaching its decision to approve the Merger Agreement and the transactions contemplated thereby?” on page 3 of the Amendment No. 2 to the S-4.

If the Business Combination is completed, will there be a public market . . . ., page 5

10.

Refer to your response to comment 11. Please revise to disclose here that approval to quote the New Parent Class A Common Stock on the OTCQB Marketplace is a condition to the closing of the Business Combination. In that regard we note your reference here to OTCMKTS.

In response to the Staff’s comment, the Company has revised the Q&A to disclose that approval to quote the New Parent Class A Common Stock on the OTCQB Marketplace is a condition to the closing of the Business Combination. Additionally, the Company has removed the reference to OTCMKTS. Please see “If the Business Combination is completed, will there be a public market for the New Parent Class A shares issued pursuant to the Merger Agreement?” on page 5 of the Amendment No. 2 to the S-4.

What equity stake will current ENDI stockholders, officers, directors, and the CBA Member have in New Parent?, page 5

11.	Please revise to clearly disclose the voting percentages and the economic percentages that each group holds under each scenario.

In response to the Staff’s comment, the Company has revised the Amendment No. 2 to the S-4 to add disclosure regarding the voting and economic percentages relating to the chart that describes the different percentage interest scenarios. Please see “What equity stake will current ENDI stockholders, officers, directors, and the CBA Member have in New Parent?” on page 5 of the Amendment No. 2 to the S-4.

How is voting conducted, page 8

12.

Refer to your revised disclosure in response to comment 5. Your disclosure on page 8 that the approval of the Organizational Documents Proposals requires the affirmative vote of a majority of the ENDI shares present at the Special Meeting or represented by proxy and entitled to vote at the Special Meeting appears to conflict with your disclosure elsewhere that the shareholders are voting on these proposals on a non-binding advisory basis. Please revise for clarity.

In response to the Staff’s comment, the Company has revised the Q&A to clarify that the non-binding vote allows current ENDI stockholders, on a non-binding advisory basis, to express their view with respect to the material provisions of the organizational documents of New Parent that will establish their substantive rights as shareholders of New Parent following the Business Combination, notwithstanding that current ENDI stockholders do not have the right under Delaware corporate law to approve the New Parent organizational documents. The approval, on a non-binding advisory basis, of the non-binding Organizational Documents Proposals requires the affirmative vote of a majority of the ENDI shares present at the Special Meeting or represented by proxy and entitled to vote at the Special Meeting. Please see “How is voting conducted?” on page 8 of the Amendment No. 2 to the S-4.

Organizational Structure, page 10

13.

Please refer to comment 14. Please revise your organizational structure to include all entities or other groups so that the ownership percentages disclosed total 100%. Additionally, please revise to include disclosure that refers to the ownership percentage table on page 5.

In response to the Staff’s comment, the Company has revised its organizational chart to include all entities so that the ownership percentages disclosed total 100%. Additionally, the Company has revised the footnote to the organizational chart to disclose information that relates and refers to the ownership percentage table on page 5 of the Amendment No. 2 to the S-4. Please see page 10 of the Amendment No. 2 to the S-4.

Summary
The Business Combination
Ancillary Agreements, page 11

14.

Refer to your response to comment 16. Please revise to disclose the number of securities that are subject to the Registration Rights Agreement as well as the price per share of the securities purchased pursuant to this agreement. In addition, disclose the parties to the Additional Purchase Subscription Agreement.

In response to the Staff’s comment, the Company has revised the Amendment No. 2 to the S-4 to disclose the number of securities that are subject to the Registration Rights Agreement as well as the price per share of the securities purchased. Additionally, the Company has revised the Amendment No. 2 to the S-4 to disclose the parties to the Additional Purchase Subscription Agreements. Please see page 12 of the Amendment No. 2 to the S-4.

Required Regulatory Approvals, page 15

15.

Refer to your response to comment 18. Please disclose the date you expect to receive a response from the OTCQB, and disclose whether the parties may waive the condition regarding the approval to quote New Parent Class A Common Stock on the OTCQB.

In response to the Staff’s comment, the Company has revised the section entitled “Summary- Required Regulatory Approvals” on page 15 of the Amendment No. 2 to the S-4 to disclose that the Company expects that the approval to quote the New Parent Class A Common Stock on the OTCQB will be obtained shortly after the Special Meeting and that the Board of Directors of ENDI and the CBA Member believe that the listing of the New Parent Class A Common Shares is in the best interests of all New Parent stockholders and do not intend to amend the Merger Agreement to waive this closing condition.

Risk Factors
Operational Risks Associated with the Business Combination
New Parent’s Certificate of Incorporation provides that . . . ., page 24

16.

Refer to your response to comment 42. Your disclosure on page 24 that “[t]his exclusive forum provision would not apply to suits brought to enforce a duty or liability created by the Securities Act of 1933 . . . or the Securities Exchange Act of 1934 . . . , except that it may apply to such suits if brought derivatively on New Parent’s behalf” appears to be inconsistent with Section 11.01(b) of Article 11 of the Amended and Restated Certificate of ENDI Corp., which states that “[u]nless the Corporation consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by applicable law, be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the federal securities laws of the United States.” Please revise for clarity and consistency and be advised that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder.

In response to the Staff’s comment, the Company has revised the Amended and Restated Certificate of Incorporation of ENDI Corp. and the Amendment No. 2 to the S-4 to explicitly state and make clear that the forum selection provision would not apply to suits brought to enforce any liability or duty created by the Securities Act or the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Please see the risk factor entitled “New Parent’s Certificate of Incorporation will designate… which could limit New Parent stockholders’ ability to obtain a favorable judicial forum for disputes with New Parent or its directors, officers, employees or stockholders” on page 24 of the Amendment No. 2 to the S-4 as well as “Comparison of Stockholders’ Rights - Forum Selection” on page 97 of the Amendment No. 2 to the S-4.

The Business Combination
Background of the Business Combination, page 29

17.

Refer to your response to comment 23. Please revise the last paragraph on page 29 to state that ENDI’s combined market capitalization following the merger may not be the approximate $40 million discussed here, or advise.

In response to the Staff’s comment, the Company has revised the Background section on page 29 of the Amendment No. 2 to the S-4 to include a disclosure that ENDI’s combined market capitalization following the merger may not be the approximate $40 million discussed in this section.

18.

Refer to your response to comment 25. Please disclose the valuation of ENDI and CBA and expand your disclosure related to the negotiations regarding the consideration and ancillary agreements, including the Voting Agreement, the Stockholder Agreement, David Sherman’s employment agreement, the Services Agreement and the Additional Purchase Subscription Agreement, so that investors understand how the consideration and terms of the ancillary agreements were negotiated and eventually agreed upon. In this regard, we note that (i) ENDI had total assets of $14,857,180 as of December 31, 2020 as compared to CBA’s total assets of $2,603,301 as of December 31, 2020, (ii) ENDI had revenues of $5,247,732 for the fiscal year ended December 31, 2020 as compared to CBA’s revenues of $3,061,088 for the fiscal year ended December 31, 2020, (iii) ENDI had net income of $3,279,404 for the fiscal year ended December 31, 2020 as compared to CBA’s net income of $1,088,142 for the fiscal year ended December 31, 2020, (iv) David Sherman will have control of the New Parent with approximately 65.1% ownership of the total shares outstanding, (v) David Sherman will be the CEO and a director of New Parent, and (vi) David Sherman, pursuant to the terms of the Stockholder Agreement and New Parent’s certificate of incorporation, will be able to designate 60% of the directors so long as he holds at least 25% of New Parent’s Common Stock.

In response to the Staff’s comment, the Company has revised the section entitled “The Business Combination- ENDI’s Reasons for the Business Combination; Recommendation of the Board of Directors” on page 29 of the Amendment No. 2 to the S-4 as well as other sections of the Amendment No. 2 to the S-4 to disclose the valuation of ENDI and CBA and the considerations for the ancillary agreements as well as the inclusion of items (i) through (vi) noted in the Staff’s comment above.

Opinion of Financial Advisor, page 35

19.

Refer to your response to comment 26. We note your disclosure that Empire provided a written opinion to the Board of Directors that the Business Combination is fair to ENDI from a financial point of view. To the extent that the fairness to stockholders of ENDI from a financial point of view was beyond the scope of the fairness opinion, please disclose in the questions and answers section and the risk factors section. In addition, please revise to disclose the summary of the financial analyses conducted here, and please supplementally provide copies of the board books and any other materials, including presentations made by the financial advisor provided to the board and management in connection with the proposed transaction.

In response to the Staff’s comment, the Company revised the section entitled “The Business Combination- Opinion of Financial Advisor” on page 35 of the Amendment No. 2 to the S-4 to clarify that the written opinion Empire provided to the Board of Directors regarding the Business Combination is fair to ENDI and the stockholders of ENDI from a financial point of view. Additionally, concurrently with the filing of this Comment Letter the Company supplementally provided to the SEC copies of the above requested materials.

20.

Please disclose any material relationship that existed during the past two years between Empire and its affiliates and CBA and its affiliates. To the extent that such relationship existed, please disclose the compensation paid to the financial advisor. In addition, to the extent that projections exchanged between (i) ENDI and Empire (ii) CBA and Empire, or (iii) ENDI and CBA and such projections were relied upon by ENDI’s board or Empire in considering the transaction or the fairness determination, please disclose these projections.

In response to the Staff’s comment, the Company respectfully refers the Staff to the prior disclosure in S-4 that states “neither ENDI or the CBA Member have or have had during the past two years any material relationship with Empire and no relationship with Empire not related to the Business Combination is currently contemplated between ENDI, the CBA Member or New Parent.” The Company has revised amendment No. 2 to the S-4 to reflect that the preceding language is equally applicable to Empire and CBA’s respective affiliates. Please see page 35 of the Amendment No. 2 to the S-4. Additionally, the Company has revised the Amendment No. 2 to the S-4 to include further disclosure relating to the projections that were relied upon by Empire in considering the transaction and their fairness determination. Please see page 36 of the Amendment No. 2 to the S-4.

Financial Analysis, page 36

21.

We note that you provide no numerical data in this section. Please significantly revise this section to include data regarding Empire’s analyses, including the bases and methods used, procedures followed, and findings, so that you are providing investors with sufficient information to evaluate the bases for the fairness determination.

In response to the Staff’s comment, the Company has revised the financial analysis section to include data regarding Empire’s analyses including the bases and methods used, procedures followed and findings. Please see page 36 of the Amendment No. 2 to the S-4.

The Agreement and Plan of Merger
Conditions to Closing, page 46

22.	Refer to your response to comment 27. Please identify the conditions that may be waived by the parties subject to the Merger Agreement.

In response to the Staff’s comment, the Company has revised the Amendment No. 2 to the S-4 to include a “Waiver” section on page 48 clarifying that pursuant to the terms of the Merger Agreement, all conditions, including, but not limited to, the closing conditions described in the section entitled “Conditions to Closing” may be waived.

Management’s Discussion and Analysis, page 65

23.

Briefly revise your discussion on page 65 regarding your “inclusionary screen” related to environmental, social, and governance objectives, to state any quantitative criteria used. If none are used, please so state.

In response to the Staff’s comment, the Company has revised the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Crossingbridge Advisors, LLC” on page 75 of the Amendment No. 2 to the S-4 to include a discussion of CBA’s utilization of a proprietary matrix to measure its environmental, social, and governance objectives and engagement.

Assets Under Management, page 66

24.

Please refer to comment 37. We note you revised to provide performance measures and benchmarks for certain of your investment strategies/funds. Please revise to include performance measures and benchmarks for all your material investment strategies/funds including the Destinations Low Duration Fixed Income Fund and the Destinations Global Fixed Income Opportunities Fund.

In response to the Staff’s comment, the Company respectfully advises the Staff that with respect to both Destinations Low Duration Fixed Income Fund and Destinations Global Fixed Income Opportunities Fund (the “Destination Funds”), CBA serves as one sub-adviser as part of a manager of managers strategy. As one of many sub-advisers, CBA does not select the benchmarks, and does not have a license to use, the benchmark performance information for the Destination Funds. CBA believes that the benchmark performance information is not material in this context because CBA’s advisory services with respect to the Destination Funds involves only a portion of the assets while the benchmarks are selected as an appropriate comparison based on the entire portfolio across all of the relevant sub-advisers.

Management of New Parent Following the Business Combination, page 70

25.	Refer to your response to comment 40. Please revise to disclose the compensation of directors for the last completed fiscal year that will continue to serve on New Parent’s board of directors.

In response to the Staff’s comment, the Company has revised the section entitled “Management of New Parent Following the Business Combination” on page 85 of the Amendment No. 2 to the S-4 to include a section entitled “Director Compensation” to disclose the compensation of the director that will continue to serve on New Parent’s board of directors.

Beneficial Ownership
New Parent, page 71

26.

Please revise to expand the table on page 72 to include the shares of New Parent Class A Common Stock and the percentage of New Parent Class A Common Stock that will be held by New Parent’s executive officers, directors and 5% holders, and expand the table on page 72 to include the Class B common stock, the percentage held by each director, officer or over 5% holders and the aggregate voting power of each person or entity included in the table.

In response to the Staff’s comment, the Company has revised the beneficial ownership charts in the section entitled “Beneficial Ownership” on page 87 of the Amendment No. 2 to the S-4 to include the shares and percentages of New Parent Class A Common Stock and New Parent Class B Common Stock that will be held by New Parent’s executive officers, directors and 5% holders.

Certain Relationships and Related Party Transactions, page 75

27.	Refer to your response to comment 4. Please revise to discuss the Registration Rights Agreement, the Stockholders Agreement and the Additional Purchase Subscription Agreement here.

In response to the Staff’s comment, the Company has revised the section entitled “Certain Relationships and Related Party Transactions” on page 90 of the Amendment No. 2 to the S-4 to include the discussion of the Registration Rights Agreement, the Stockholder Agreement and the Additional Purchase Subscription Agreement.

Index to Financial Statements, page 93

28.	Please revise to include current and updated CrossingBridge Advisors, LLC financial statements, pro forma information and other required financial information.

In response to the Staff’s comment, the Company has revised the Amendment No. 2 to the S-4 to include updated CrossingBridge Advisors, LLC financial statements, pro forma information and other required financial information.

CrossingBridge Advisors, LLC - Notes to Financial Statements, page 118

29.	Please revise to disclose your accounting policies related to your investments. Additionally, please revise to disclose the information required by ASC 321-10-50 and ASC 820-10-50.

In response to the Staff’s comment, the Notes to Financial Statements for the year ended December 31, 2021 of CrossingBridge have been updated to include Note 7, Fair Value Measurements.

Exhibit Index, page 121

30.	Please file Empire’s consent to be named in the registration statement. Refer to Securities Act Section 7(a) and Rule 436.

In response to the Staff’s comment, the Company has filed Empire’s consent as Exhibit 99.3 to the Amendment No. 2 to the S-4.

If you have any questions or comments concerning the enclosed, please feel free to contact the undersigned at (212) 574-1265 (horton@sewkis.com), or Jenny Elberg at (212) 574-1657 (elberg@sewkis.com).

Sincerely,

/s/ Edward S. Horton

Edward S. Horton, Esq.